

Morningstar Credit Ratings, LLC

Exhibit 2 - Policies and Procedures used in determining credit ratings

➢ General Description of Credit Rating Process

➢ Regulatory Oversight Committee Charter



MORNINGSTAR CREDIT RATINGS, LLC ("MCR")

Policy and Procedure

General Description of Credit Rating Process

Table of Contents

This description provides a general overview of the credit rating process for Morningstar Credit Ratings, LLC ("Morningstar").

Initiation of a Credit Rating

It is at the sole discretion of Morningstar to initiate a credit rating. The request for a credit rating can come from (i) an issuer or arranger; (ii) an investor; or (iii) Morningstar itself. For requests made by issuers, arrangers, or investors, Morningstar would be compensated pursuant to the terms of an agreement with such party. For issuer or arranger requests, this agreement would also provide that Morningstar receive certain information relevant to its credit analysis. Credit ratings initiated by Morningstar and that may be provided without the participation of the issuer (or in the case of a new-issuance transaction, the arranger) are considered "unsolicited ratings."

Information Used in the Credit Rating Process

Morningstar reviews and relies on certain information provided to it, to the extent enumerated in the respective ratings report, and the applicable methodologies and criteria for the transaction. This may include information available on an issuer or arranger website, information provided by third-party vendors, publicly available information, investor reporting, or other sources considered reliable by Morningstar. The information required for a rating is established more specifically in the applicable ratings methodology. The methodologies can be found on Morningstar's public website.

Unless otherwise required under Morningstar's policies and procedures, Morningstar does not independently verify or perform due diligence on the information described above. In addition, Morningstar does not audit or verify the truth or accuracy of any such information. As a result, any ratings reports provided by Morningstar related to such information are made without representation or warranty of any kind.

Quantitative and Qualitative Models

Most of MCR's credit rating methodologies incorporate quantitative models that facilitate the determination and analysis of credit stress scenarios and their impact on scheduled principal and interest due on the rated securities or issuers, and/or the mapping of such scenarios and outcomes to specific MCR ratings. The models vary in complexity from simple calculation tools, formulas, and spreadsheets to stochastic engines. Model inputs and other analytical assumptions may be derived using either qualitative or quantitative methods, and model inputs and outputs are both subject to qualitative adjustments based on our analysts' credit judgment.

Quantitative models that are incorporated into a credit rating methodology are subject to an independent review and approval process prior to being put into use. New and updated quantitative models are evaluated and approved by MCR's Model Risk Management Committee (MRMC), which is responsible for providing oversight over all model review activities in accordance with MCR's Model Governance Policy. Such activities may include but are not limited to validation, verification, benchmarking, back testing, and/or user acceptance testing. The scope and depth of the review for a specific model are determined by the MRMC based on certain risk based criteria that are contained in the Model Governance Policy.

New and updated Quantitative models and the rating methodologies that incorporate them are subject to further review and final approval prior to being put into use by the Morningstar Criteria Committee and the Board (or similar body which carries out oversight of MCR pursuant to regulatory requirements). Once approved and put into use, new or updated methodologies and quantitative models are applied consistently to both new and existing ratings in accordance with the terms of such methodologies and models.

All existing models are also subject to ongoing periodic reviews, the frequency and scope of which are determined by the MRMC in accordance with risk based criteria that are contained in the Model Governance Policy.

Methodologies Regarding Credit Ratings of Other Agencies

Unless otherwise stated in the particular methodologies, criteria, or ratings reports, Morningstar generally does not use the credit ratings of other rating agencies in the determination of its ratings.

Procedures for Interacting With Management

When interacting with the management of an issuer or obligor, Morningstar analysts gather information by asking pertinent questions and encouraging open discussions with the agents of an issuer or obligor regarding their credit strengths and weaknesses and trends in their industries. Morningstar analysts should be prepared to explain during these inquiries and discussions the relevance of the questions to Morningstar's credit analysis, how the issuer's or obligor's responses may be used in Morningstar's analysis, and our policies with respect to confidential information.

Issuers or obligors may choose to provide documents that are nonpublic in nature or discuss topics that are confidential. However, it is ultimately up to the issuer or obligor whether to participate in the credit rating process and to determine what nonpublic information it will allow Morningstar to publish. Although this nonpublic information, if relevant, will be incorporated into the credit rating issued, the information discussed or provided will remain confidential, when indicated by the issuer or obligor.

Morningstar analysts rely on the agents of the issuers and obligors they rate to provide reliable information to the securities markets and to Morningstar. If Morningstar has inadequate information to provide a credit rating, it may decline to provide a rating or withdraw a current rating, as described below under "Withdrawal of Credit Ratings."

Committee Process

The committee process is an important internal control mechanism for promoting the quality of Morningstar's credit ratings and for preserving the integrity of Morningstar's credit rating process. Determinations of credit ratings and any subsequent changes thereto are issued through rating committees that require a majority vote of the committee's members. No individual analyst can assign or change a particular credit rating without a majority committee vote.

Committees for credit ratings changes require a minimum of three members.

Generally, the Analytical Group Head or designee of the applicable ratings group designates voting eligibility based on the depth and breadth of the analysts' experience. Each ratings group is a credit analyst group led by an Analytical Group Head. Although rating committees typically will consist of members of the same ratings group, members from other ratings groups may be asked to vote in a ratings committee, as permitted or determined appropriate by the chief credit officer.

Sometimes after a ratings committee meeting has taken place, Morningstar may receive new information regarding the transaction, issuer, or security. The Morningstar ratings groups are not required to take this new information to the committee unless it results in a difference in the credit ratings.

Credit Rating Decisions and Dissemination

Morningstar makes public its credit rating actions by posting them to its public website, with the exception of private ratings. The ratings solicitation status and other required SEC Rule 17g-7 disclosures are also available on Morningstar's public website.

For public structured finance ratings on a new-issuance transaction, Morningstar generally prepares a presale report, which contains the preliminary ratings and the material considerations and analysis related to the transaction, before it issues the final credit rating. Important considerations for any presale report or analogous document prepared by Morningstar are the scope, date of such report, review performed, and parameters related to the information in this report. These items are typically contained in the presale report or referenced therein. The presale report is posted on Morningstar's public website, and, within one business day, a rating announcement is issued containing the preliminary ratings.

Upon the close of a structured finance transaction, Morningstar issues final ratings. When the preliminary ratings remain unchanged, and/or there are no new credit considerations that are significant, material, or adverse that surface before the issuance of final ratings, Morningstar provides a ratings letter to the issuer and posts its confirmation of the final ratings to its public website. If there are changes to the preliminary ratings and/or considerations that are significant, material, or adverse in nature, in lieu of a final ratings confirmation, Morningstar prepares a postsale report describing the changes and posts it to Morningstar's public website. Following the posting of the final ratings confirmation or postsale report, a rating announcement is released on Morningstar's public website within one business day containing the final rating in addition to the final rating confirmation or the postsale report.

Additionally, for structured finance transactions, under no circumstances should a new issuance rating and associated rating announcement be released until the applicable new issue team has confirmed that the issuer or arranger has indicated that the preliminary prospectus or offering memorandum has been distributed or has otherwise received consent by the issuer or arranger to release the rating consistent with MCR's policies or the engagement agreement with the applicable issuer or arranger.

For new corporate and financial institution ratings, Morningstar will issue a rating announcement on its public website within one business day of the release of the related ratings report.

For all structured finance as well as corporate and financial institution ratings, Morningstar will also post to its public website any subsequent surveillance information for issuer/arranger requested ratings. The credit ratings, other opinions and identifiers in Morningstar's surveillance ratings reports are as of its publication date. Morningstar may update these credit ratings, other opinions and identifiers prior to publishing the next ratings report. The most recently available credit ratings, other opinions and identifiers for the applicable transaction can be found on Morningstar's public website. In addition, a rating announcement is issued within one business day on Morningstar's public website following the release of any surveillance updates to credit ratings and under reviews. Surveillance information for unsolicited ratings is accessible through Morningstar's client-paid subscription services (see below).

As a courtesy, Morningstar may provide the issuer and/or arranger with an advance copy of its presale report, ratings letters, postsale reports, or certain surveillance ratings reports and monitoring, usually 12 hours prior to its intended publication time. The issuer or arranger has the opportunity to provide comments to clarify any factual errors, omissions, or other misperceptions that could affect the credit ratings, or to prevent the unintentional disclosure of confidential information. If Morningstar does not receive a response within the 12-hour time frame, Morningstar will presume the issuer or arranger had no comments to provide and will proceed with publication (presuming proceeding would not violate any other confidentiality obligations Morningstar has). Morningstar will consider comments but is not obligated to make changes. Morningstar will not accept comments regarding credit ratings or the substance or scope of the ratings report or letter. Any consideration of these comments resulting in material rating changes, if any, are subject to a majority vote of the committee discussed above.

Subscription-Based Access

Morningstar maintains an investor-paid subscription service that provides performance-based research and/or surveillance ratings on many U.S. CMBS. A DealView report is a surveillance report containing Morningstar's material considerations and analysis related to transactions it rates or surveils and where applicable, any updates to Morningstar's credit ratings, other opinions and identifiers on such transactions. A general description of items contained in a typical DealView report may be found on Morningstar's public website.

DealView reports are available through Morningstar's investor-paid subscription service. For those transactions for which Morningstar was selected by the issuer or arranger to rate at issuance, the DealView reports are available to the public on Morningstar's website.

Any credit ratings, other opinions and identifiers in the DealView reports are effective as of its publication date. Morningstar may update these credit ratings, other opinions and identifiers prior to publishing the next DealView report. Subscribers to Morningstar's investor-paid subscription service can find the current credit ratings, other opinions and identifiers (where applicable) on Morningstar's subscription website and may select to receive email notifications of credit ratings, other opinions and identifiers changes for bonds in subscriber-created portfolios. For those transactions for which Morningstar was selected to rate by the issuer or arranger at issuance, the most recent credit ratings, other opinions and identifiers will also be posted publicly to Morningstar's website for the applicable transaction.

Investors may gain access to Morningstar's most recently available credit ratings, other opinions and identifiers for CMBS and Single Family Rental asset classes it covers through the Ratings Download functionality on Morningstar's public website, which allows investors access by CUSIP to the current credit ratings on up to 10 securities at a time.

Morningstar maintains an investor-paid subscription service for corporate issuers and financial institutions credit ratings. Generally, this service provides a ratings report containing Morningstar's material considerations and analysis and updates, if any, to Morningstar's credit rating, other opinions and identifiers. A general description of items contained in a typical corporate issuers or financial institutions rating report may be found on Morningstar's public website, at www.morningstarcreditratings.com.

Private Ratings

Private ratings are credit ratings that are prepared for a restricted audience and are not made publicly available by Morningstar. Morningstar typically provides private ratings directly to the requesting party via a ratings letter. Private ratings are generally conducted in accordance with Morningstar's policies, procedures, and methodologies, subject to any qualifications, caveats, and parameters set forth in, or provided with, the ratings letter.

Monitoring, Updating, and Reviewing Credit Ratings

General. With the exception of credit ratings clearly identified as point-in-time ratings, once a credit rating is published, Morningstar will monitor the credit ratings on an ongoing basis or as it deems appropriate and will modify the credit ratings as necessary to reflect changes in Morningstar's opinion on creditworthiness. Unless otherwise set forth in the methodology for the applicable ratings group, Morningstar ratings committees review their monitored credit ratings at least once every 12 months.

No Downgrade. As part of its monitoring of structured finance credit ratings, Morningstar may receive a request for a no downgrade letter. A no downgrade letter is confirmation from Morningstar that a proposed change or amendment to the transaction, in and of itself and solely as of the date requested, will not result in Morningstar qualifying, withdrawing, or downgrading any of the current ratings on the applicable rated financial obligation. If Morningstar is requested to provide a no downgrade letter for a transaction it rated at issuance, Morningstar may waive, deny, or approve such request at its sole discretion. No downgrade letters do not constitute any consent, approval, agreement, and/or advice or affirmation and are based solely on the proposed transaction documents reflecting the change or amendment and provided to Morningstar at the time of request. In addition, any no downgrade letters and analysis related thereto by Morningstar do not address (i) whether the proposed change or amendment is permitted, consistent or otherwise approved under the rated transaction documents, (ii) any benefits or effect of the proposed change or amendment on the obligation's holders or parties to any rated transaction documents or any such parties interests, and/or (iii) any considerations enumerated or otherwise addressed pursuant to the no downgrade letter and the ratings letters and reports issued in connection with the transaction. Any ratings of the rated transactions remain subject to, and qualified by, Morningstar's ratings letters and reports. Decisions to waive, deny, or approve a no downgrade request or certain types of no downgrade requests are made in a ratings meeting.

Models. The models, methodologies, and criteria used by Morningstar in monitoring its credit ratings are generally the same as those used for the initial rating, except as noted therein. Most of the distinctions are driven by differences in the credit-relevant information available at various points in the life of the obligor or obligation. For instance, certain information, such as delinquency rates, may exist only during the monitoring period.

When a credit rating methodology, inclusive of any related model is revised, Morningstar applies the changes to all affected ratings as soon as reasonably practicable following the effective date of when the methodology is published.

Withdrawal of Credit Ratings

Credit ratings may be withdrawn at any time for any reason. Reasons for which credit ratings may be withdrawn could include, but are not limited to the inadequacy of information reporting, a lack of investor interest, the underlying financial obligation is no longer outstanding, the dissolution or merger of the issuer, the credit rating methodology is no longer appropriate because of the reduction of the size of the collateral pool, or other business purposes Morningstar deems appropriate.

Decisions to withdraw credit ratings are generally made by the applicable ratings committee. However, credit ratings for CMBS that pay off and that are reported in Morningstar's investor-paid subscription service may be automatically withdrawn without committee action when the underlying loan obligation is paid off or no longer outstanding. A rating announcement is issued on Morningstar's public website for rating withdrawals with the exception of withdrawals resulting from full pay-offs.

Morningstar Credit Ratings, LLC – Regulatory Oversight Committee Charter

Effective as of January 1, 2017

Purpose

The purpose of the Regulatory Oversight Committee (the "Committee") of Morningstar Credit Ratings, LLC ("MCR"), is to satisfy the corporate governance, organization and management of conflicts of interest provisions (the "Rating Agency Governance Requirements") of Section 932 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), Section 15E(t) of the Securities Exchange Act of 1934 (the "Exchange Act") and related Securities and Exchange Commission rules with respect to MCR. The Committee shall constitute the "board of directors" of MCR contemplated by the Rating Agency Governance Requirements.

Membership

The Committee will consist of at least four members designated by the board of directors of Morningstar, Inc. (the "Board"), (i) at least half of whom must be "independent" within the meaning of Section 15E(t)(2)(B) of the Exchange Act (the "Independent Members"), and (iii) at least one of which Independent Members must be a user of credit ratings from a nationally recognized statistical rating organization (an "NRSRO") as contemplated by Section 15E(t)(2)(A) of the Exchange Act. The members will be appointed by the Board and, in the case of the Independent Members, will serve for a single term not to exceed 5 years. The Board shall appoint the Chair of the Committee.

Committee Organization and Procedures

The Committee will meet quarterly in person or by telephone. It may meet more frequently, if the Committee deems it necessary to comply with the responsibilities defined in this Charter.

The Committee will have a Chair, who will be responsible for, with input from the other members of the Committee, calling, establishing agendas for, and supervising the Committee meetings. The Chair, or a member of the Committee appointed by the Chair, will report to the Board the actions of the Committee.

A majority of the members of the Committee shall constitute a quorum for the transaction of business and the action of a majority of the members present at any meeting at which there is a quorum shall be the act of the Committee. The Committee may also take any action permitted in this Charter by unanimous written consent.

The Committee will keep adequate minutes of its proceedings and shall maintain copies of such minutes and each written consent to action taken without a meeting.

Responsibilities

The Committee will:

1. In order to satisfy the Rating Agency Governance Requirements, the Committee will oversee, with respect to MCR: (a) the establishment, maintenance and enforcement of policies and procedures for determining credit ratings; (b) the establishment, maintenance and enforcement of policies and procedures to address, manage and disclose any conflicts of interest; (c) the effectiveness of the internal control system with respect to policies and procedures for determining credit ratings; and (d) compensation and promotion policies and practices.

2. Approve models (including qualitative and quantitative models), procedures and methodologies that MCR uses to determine credit ratings as required by Rule 17g-8(a)(1) under the Exchange Act.

3. Review this Charter at least annually and, if appropriate, revise this Charter from time to time.

4. Perform such other duties and responsibilities, consistent with this Charter and the Rating Agency Governance Requirements, delegated to the Committee by the Board.